SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January, 2009

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on January 21, 2009 announcing "ECtel to Release Fourth Quarter Results on February 17, 2009; Issues Preliminary Financial Results". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  January 26, 2009

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Index to Exhibits

Exhibit No.                 Exhibit

1                                 Press Release issued January 21, 2009

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EXHIBIT 1

ECtel to Release Fourth Quarter Results on February 17, 2009;
Issues Preliminary Financial Results

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ROSH HA'AYIN, Israel - January 21, 2009 - ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue ManagementTM (IRMTM) solutions, today announced that it will be releasing its fourth quarter and full year 2008 financial results on Tuesday, February 17, 2009. Furthermore, the Company is issuing its preliminary financial results for the fourth quarter and full year 2008.

Revenues for the full year 2008 are expected to be in the range of $24.7 - 25 million compared with a formerly anticipated range of $26 - 28 million. Revenues for the fourth quarter 2008 are expected to be in the range of $4.5 - 4.8 million, compared with the $5.8 - 7.8 million range, implicit within the last annual guidance range. Revenues for the fourth quarter, and subsequently the full year, were lower than earlier forecast primarily resulting from three factors, each which negatively affected the results. These were: the impact on the business of the stronger than originally anticipated global financial crisis and economic downturn; the delayed completion of a particularly large project; as well as the volatile currency environment, in particular, the sharp changes in the British Pound and Euro exchange rates against the US Dollar. The effect on the business of economic downturn is primarily through a lengthening of sale cycles, though the Company is continuing to see the same pipeline as before in sales leads.

As a result of the lower revenue levels, the Company is expecting a non-GAAP net loss per share range for the fourth quarter of $0.17 - 0.19 and a non-GAAP net loss per share for the year of $0.42 - 0.44.

Itzik Weinstein President & CEO commented, "While we are disappointed with the revenue results of the fourth quarter, we remain confident in our long-term business potential. We continue to have confidence in our strong market position, product offering and business model given our sound, unchanged, business fundamentals and good pipeline. With regard to our delayed project completion, we do believe that the recognition of this specific project will come in the next few weeks."

The Company plans to hold a teleconference to discuss its fourth quarter and full year 2008 results on Tuesday, February 17, 2009, at 10:00 am ET (9:00 am CT, 7:00 am PT, and 5:00 pm Israel time).

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Itzik Weinstein President & CEO and Mickey Neumann, Senior Vice President & CFO will co-host the call. To participate in the call, please dial one of the following numbers:

From the United States:	1-866-345-5855
From Israel:	03-918-0609
From the United Kingdom:	0800-4048-418
All other international callers:	+972-3-918-0609

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com. ECtel management looks forward to your participation.

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, sales to new accounts, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email: Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

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